

January 18, 2011

Daniel McCormick
Chief Executive Officer
Diamond Information Institute, Inc.
1810 E. Sahara Ave, Suite 1517
Las Vegas, NV 89102

> **Re:** **Diamond Information Institute, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 14, 2010**
> **File No. 333-149978**

Dear Mr. McCormick:

We have reviewed your response letter dated December 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed December 14, 2010

1. We note your response to prior comment one. However, we believe you should revise your Form 8-K to disclose whether the former auditor's report for the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

2. We note your response to prior comment two indicating there was not a disagreement with your former auditor regarding the accounting for an acquisition; but, there was a disagreement related to the breakdown of communications between you and the former auditor. However, your response to comment three indicates the former auditor did disagree with the accounting over the acquisition. Please clarify for us and revise your Form 8-K to disclose in more detail the nature of the events leading up to and including

any disagreement(s) and whether any audit committee or similar committee discussed the subject matter of the disagreement with the accountant. Please explain whether the matter has been resolved or remains unresolved.

3. We note your response to prior comment three. Please revise your Form 8-K to provide comprehensive disclosures to describe the nature of the matters you consulted with the successor auditor. If you did not, in fact, consult the successor auditor prior to November 8, 2010 and the statement you made in the Form 8-K regarding your engagement of the successor auditor during part of the recent fiscal year and the interim period preceding the engagement and through December 31, 2009 was incorrect in terms of dates or facts, please revise your Form 8-K accordingly.

4. We note your response to prior comment four. Please revise your disclosures accordingly.

5. Please file an updated letter from Silberstein Ungar, PLLC, as an exhibit to the amended Form 8-K to be filed in response to our comments in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

You may contact Scott Stringer at 202-551-3272 if you have questions. In his absence you may contact me at (202) 551-3377.

Sincerely,
/s/ Andrew Mew
Accounting Branch Chief